UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 1)1

MRU Holdings, Inc.
(Name of Issuer)

Common Stock ($0.001 par value)
(Title of Class of Securities)

55348A102
(CUSIP Number)

Robert Leifer Nomura Credit & Capital, Inc. 2 World Financial Center, Building B New York, New York 10281 (212) 667-9437
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 19, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the  acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note:  Schedules  filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)

1                      The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities  Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
13D
CUSIP No. 55348A102		Page 2 of 5 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nomura Credit & Capital, Inc. 13-4012258
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY

4		SOURCE OF FUNDS* N/A

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,845,004 shares.
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 5,845,004 shares.
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,845,004 shares.
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) — 24.2%
14		TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.    Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the sale of shares of common stock, par value $0.001 per share (the “Common Stock”), of MRU Holdings, Inc., a Delaware corporation (the “Issuer”) by Nomura Credit & Capital, Inc. (“NCCI”).  NCCI acquired the shares pursuant to the partial exercise of a warrant, now exercisable to purchase 5,845,004 shares of Common Stock.  The principal executive office of the Issuer is located at 600 Lexington Avenue, New York, New York 10022.

Item 2.  Identity and Background.

NCCI, a subsidiary of Nomura Holdings, Inc., is a Delaware corporation and its principal business is financing and aggregation of assets leading to the securitization of such assets.  NCCI’s principal office and principal place of business are located at 2 World Financial Center, Building B, New York, New York 10281.  During the last five years, NCCI (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction whereby, as a result of such proceeding, NCCI was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

N/A.

Item 4.  Purpose of the Transaction.

Between October 19, 2006 and October 26, 2006, NCCI sold 700,000 shares of Common Stock (the “October Transactions”).  The shares of Common Stock were acquired pursuant to the partial exercise by NCCI of a warrant held by it (the “Warrant”), which is included as Exhibit 99.1 to this Statement.  NCCI has no plans or proposals that relate to or would result in any of the items set forth in Item 4 (a)-(j).

Item 5.  Interest in Securities of the Issuer.

(a)  Following the consummation of the October Transactions, NCCI has the right, pursuant to the Warrant, to purchase 5,845,004 shares of the Common Stock of the Issuer.  Using the calculation methodology required by Rule 13-3(d)(1)(i), this number of shares equals 24.2% of the Issuer’s outstanding Common Stock.  NCCI holds an additional warrant to purchase 1,454,445 shares of Common Stock of the Issuer, which is exercisable on the earlier of (i) February 5, 2007 and (ii) the occurrence of an Acceleration Event, as such term is defined in Warrant No. 2 dated February 4, 2005 issued to NCCI by the Issuer, which is included as Exhibit 99.2 to this Statement.

(b)  Assuming exercise by NCCI of the remainder of the Warrant, the number of shares as to which there would be sole power to vote or direct the vote and sole power to dispose or direct the disposition of:  5,845,004 shares.

(c)  Between October 19, 2006 and October 26, 2006, NCCI sold 700,000 shares of Common Stock of the Issuer.  The shares of Common Stock were acquired pursuant to the partial exercise by NCCI of the Warrant, and were sold to private purchasers.

(d)  Not Applicable.

(e)  Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

On October 19, 2006, NCCI entered into a Securities

Purchase Agreement (the “LB I Securities Purchase Agreement”) by and among NCCI, LB I Group Inc. (“LB I Group”) and McGuireWoods LLP, as Escrow Agent (“McGuire”), pursuant to which NCCI agreed to exercise the Warrant with respect to 500,000 shares of Common Stock of the Issuer and to sell such shares of Common Stock to LB I Group in exchange for cash in the amount of $4.70 per share.

On October 26, 2006, NCCI entered into a Securities Purchase Agreement (the “Sunova Offshore Securities Purchase Agreement”) by and among NCCI, SuNOVA Offshore Ltd. (“Sunova Offshore”) and McGuire, pursuant to which NCCI agreed to exercise the Warrant with respect to 133,500 shares of Common Stock of the Issuer and to sell such shares of Common Stock to Sunova Offshore in exchange for cash in the amount of $4.70 per share.

Also on October 26, 2006, NCCI entered into a Securities Purchase Agreement (the “Sunova Partners Securities Purchase Agreement”, and, together with the LB I Securities Purchase Agreement and the Sunova Offshore Securities Purchase Agreement, the “Securities Purchase Agreements”) by and among NCCI, SuNOVA Partners, L.P.  (“Sunova Partners”) and McGuire, pursuant to which NCCI agreed to exercise the Warrant with respect to 66,500 shares of Common Stock of the Issuer and to sell such shares of Common Stock to Sunova Partners in exchange for cash in the amount of $4.70 per share.

With respect to each of the transactions described in this Item 6, the per share purchase price, but none of the other material terms of the transactions, was first agreed to by the parties on September 25, 2006.  The description of the Securities Purchase Agreements set forth herein is qualified in its entirety by reference to the actual terms of the Securities Purchase Agreements, which are attached as Exhibits 99.3, 99.4 and 99.5 to this Statement.

Item 7.  Material to be Filed as Exhibits.

Exhibit Number	Description

99.1

Warrant No. 1 dated February 4, 2005 to purchase shares of common stock of the Issuer issued to NCCI (incorporation herein by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K dated February 10, 2005)

99.2

Warrant No. 2 dated February 4, 2005 to purchase shares of common stock of the Issuer issued to NCCI (incorporation herein by reference to Exhibit 4.3 to the Issuer’s Current Report on Form 8-K dated February 10, 2005)

99.3	Securities Purchase Agreement dated October 19, 2006 by and between NCCI, LB I Group and McGuireWoods LLP, as escrow agent.
99.4	Securities Purchase Agreement dated October 26, 2006 by and between NCCI, Sunova Offshore and McGuire, as escrow agent.
99.5	Securities Purchase Agreement dated October 26, 2006 by and between NCCI, Sunova Partners and McGuire, as escrow agent.

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October  30, 2006

NOMURA CREDIT & CAPITAL, INC.

By:	/s/ Robert Leifer
Name: Robert Leifer
Title: Director